SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  McDonald’s Corporation

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to the shareholder letter, available at https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/5ea1a16c5636756e62c6c15d/1587650928941/McDonalds+Vote+No+FINAL2.pdf ]

[This reference is to an article from Bloomberg Law available at https://news.bloomberglaw.com/corporate-governance/fired-mcdonalds-ceos-pay-faces-protest-vote-from-pension-funds?context=search&index=0]

[This reference is to an article from Financial Times available at https://www.ft.com/content/ba1ce2f8-7511-463c-963a-b4b106046365]

[This reference is to an article from Restaurant Business Online available at https://www.restaurantbusinessonline.com/financing/shareholder-group-wants-mcdonalds-chairman-ousted]